John B. Meade	Davis Polk & Wardwell llp	Confidential
+1 212 450 4077	450 Lexington Avenue
john.meade@davispolk.com	New York, NY 10017
davispolk.com

September 1, 2021

Re:	Loyalty Ventures Inc. Draft Registration Statement on Form 10-12B Submitted July 14, 2021 CIK No. 0001870997

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Donald Field
Jennifer López

Dear Mr. Field and Ms. López:

On behalf of our client, Loyalty Ventures Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form 10-12B (the “Draft Registration Statement”) contained in the Staff’s letter dated August 12, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing a revised Registration Statement on Form 10-12B (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Draft Registration Statement on Form 10-12B Submitted July 14, 2021

Preliminary Information Statement

Global tech-enabled loyalty leader, page 3

1.	We note that the first paragraph references your “sponsor base” and discloses that the AIR MILES Reward Program partners with over “300 brands.” Please revise to clarify if your sponsor base is made up of these 300 brands or if the metrics are unique. If unique, please revise to quantify your AIR MILES Reward Program sponsor base of retail partners.

Response:             In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 79 of the Registration Statement.

Q: Will SpinCo incur any debt in connection with the Separation?, page 9

2.	Please revise the first paragraph to quantify the cash transfer to ADS. Please also revise the Incurrence of Debt section on page 41 accordingly.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 41 and 72 of the Registration Statement. The Company respectfully advises the Staff that it will further revise the relevant disclosure in a future amendment once the amount of the cash transfer is finalized.

Impacts related to the COVID-19 pandemic are expected to continue to pose risks to our business, page 24

3.	Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on page 24-25 of the Registration Statement.

The loss of our most active AIR MILES Reward Program collectors could adversely affect our growth and profitability, page 25

4.	We note your disclosure that your most active collectors drive a disproportionately large percentage of your AIR MILES reward miles issued. To the extent possible, please quantify the phrase “most active collectors” and their relative percentage of AIR MILES reward miles issued.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on page 25 of the Registration Statement.

Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation, page 37

5.	Please refer to the second paragraph and the disclosure related to the company's Federal Forum Provision and its applicability to claims brought under the Securities Act. Please reconcile your disclosure with the last sentence of the second paragraph which states that the provision will not apply to suits brought under the Securities Act or the Exchange Act. Please also make conforming changes to the related disclosure on page 99.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on pages 37-38 and 108 of the Registration Statement.

The Separation

Agreements with ADS

Transition Services Agreement, page 48

6.	We note your disclosure on page 18 that “[f]ollowing the Separation, ADS will continue to provide certain of these services to us on a transitional basis, for a period of up to two years following the Distribution pursuant to a Transition Services Agreement that we enter into with ADS.” Please revise your disclosure in this section to more fully discuss and quantify, to the extent possible, the anticipated costs in connection with the separation and distribution, including those fees associated with the Transition Services Agreement.

September 1, 2021	2

Response:             In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 48 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of critical accounting estimates, page 66

7.	We note per the risk factor on page 25 that AIR MILES reward miles do not expire with the exception of cases of inactivity. Please include this information and define “inactivity” in your discussion on breakage.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Registration Statement.

Business, page 69

8.	We note your disclosure that your growth strategy includes expanding “to non-traditional partnerships and alliances.” Please revise to clarify what you mean by “non-traditional partnerships.”

Response:             In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 78 of the Registration Statement.

Our sponsors, page 73

9.	Please revise to discuss any dependence upon or any material sponsors. In this regard, we note your risk factor on page 25 and disclosure that Bank of Montreal contributes a significant portion of your combined revenue.

Response:             In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Registration Statement.

Financial Statements, page F-1

10.	Please update your financial statements in accordance with Rule 3-12(d) of Regulation S-X.

Response:             In response to the Staff’s comment, the Company has updated its financial statements starting on page F-1 of the Registration Statement.

***

Please do not hesitate to contact me at (212) 450-4077 or john.meade@davispolk.com if you have any questions regarding the foregoing or if we can provide additional information.

September 1, 2021	3

Very truly yours,

/s/ John B. Meade
John B. Meade

cc:

Cynthia L. Hageman, General Counsel of the Company

Laura Santillan, Chief Accounting Officer of the Company

Louis L. Goldberg, Davis Polk & Wardwell LLP

September 1, 2021	4